STATEMENT OF FINANCIAL CONDITION

September 30, 2024
(Audited)

RAYMOND JAMES

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-10999

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2023 (MM/DD/YY) AND ENDING 09/30/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Raymond James & Associates, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. box no.)

880 Carillon Parkway
(No. and Street)

Saint Petersburg	**Florida**	**33716**
(City)	(State)	(Zip Code)

PERSON TO CONTACT IN REGARD TO THIS FILING

Marshall Ollia	**727-567-1000**	**marshall.ollia@raymondjames.com**
(Name)	(Area Code - Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

100 North Tampa Street Suite 1700	**Tampa**	**Florida**	**33602**
(Address)	(City)	(State)	(Zip Code)

10/20/2003	**185**
(Date of Registration with PCAOB, if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marshall Ollia, officer of Raymond James & Associates, Inc., swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Raymond James & Associates, Inc., as of September 30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



NOTARY PUBLIC STATE OF FLORIDA
TIM FOOTLICK
Notary Public - State of Florida
Commission # HH 580421
My Comm. Expires Sep 29, 2028
Bonded through National Notary Assn.

Signature: [signature]

Title:
Chief Financial Officer

[signature] Tim Footlick
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RAYMOND JAMES & ASSOCIATES, INC.
(a wholly owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF FINANCIAL CONDITION
September 30, 2024

SUMMARY OF CONTENTS



KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors
Raymond James & Associates, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Raymond James & Associates, Inc. (the Company) as of September 30, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2001.

Tampa, Florida
November 26, 2024

RAYMOND JAMES & ASSOCIATES, INC.
(a wholly owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF FINANCIAL CONDITION

$ in millions, except per share amount	September 30, 2024
Assets:	
Cash and cash equivalents	$ 2,428
Assets segregated for regulatory purposes	1,247
Collateralized agreements	717
Financial instruments, at fair value:	
Trading assets ($556 pledged as collateral)	739
Derivative assets	6
Other investments ($7 pledged as collateral)	72
Brokerage client receivables, net	2,278
Receivables from brokers, dealers and clearing organizations, net	355
Other receivables, net	589
Loans to financial advisors, net	1,018
Property and equipment, net	427
Deferred income taxes, net	154
Goodwill and identifiable intangible assets, net	328
Right-of-use lease assets	444
Other assets	320
Total assets	**$ 11,122**
Liabilities and stockholder's equity:	
Collateralized financings	$ 938
Financial instrument liabilities, at fair value:	
Trading liabilities	360
Derivative liabilities	—
Brokerage client payables	2,867
Payables to brokers, dealers and clearing organizations	159
Accrued compensation, commissions and benefits	771
Loans and payables to affiliates, net	1,443
Lease liabilities	392
Other payables	379
Total liabilities	**7,309**
Commitments and contingencies (see Note 14)	
Stockholder's equity:	
Common stock; $.10 par value; 4,000,000 shares authorized; 1,083,500 shares issued and outstanding	—
Additional paid-in capital	1,737
Retained earnings	2,076
Total stockholder's equity	**3,813**
Total liabilities and stockholder's equity	**$ 11,122**

See accompanying Notes to Statement of Financial Condition.

RAYMOND JAMES & ASSOCIATES, INC.
(a wholly owned subsidiary of Raymond James Financial, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
September 30, 2024

NOTE 1 – ORGANIZATION AND BASIS OF PRESENTATION

Organization

Raymond James & Associates, Inc. ("RJ&A," "we," "our," "us," or the "firm"), a wholly owned subsidiary of Raymond James Financial, Inc. ("RJF" or "Parent"), is engaged in various financial services activities, including providing investment management services to retail and institutional clients, merger & acquisition and advisory services, the underwriting, distribution, trading and brokerage of equity and debt securities, the sale of mutual funds and other investment products, and clearing services including for Raymond James Financial Services, Inc. ("RJFS"), a wholly owned subsidiary of RJF, and unaffiliated broker-dealers and independent registered investment advisers. RJ&A is registered with the Securities and Exchange Commission ("SEC") and is registered as a Municipal Advisor with the Municipal Securities Rulemaking Board. We are a member of the Financial Industry Regulatory Authority ("FINRA"), National Futures Association ("NFA") and various exchanges. Through our membership in the NFA, we are regulated by the Commodity Futures Trading Commission ("CFTC").

Basis of presentation

Accounting estimates and assumptions

We conform to our Parent's fiscal year end of September 30. The preparation of the Statement of Financial Condition in conformity with United States ("U.S.") generally accepted accounting principles ("GAAP") requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates and could have a material impact on the Statement of Financial Condition.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

Our cash equivalents include money market funds or highly liquid investments with maturities of three months or less as of our date of purchase, other than those held for trading purposes.

Assets segregated for regulatory purposes

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, RJ&A, as a broker-dealer carrying client accounts, is subject to requirements to maintain cash or qualified securities on deposit in a segregated reserve account for the exclusive benefit of its clients. Such amounts are included in "Assets segregated for regulatory purposes" on our Statement of Financial Condition. These amounts largely include cash and cash equivalents, but may also include highly liquid securities, such as U.S. Treasury securities ("U.S. Treasuries"), which are carried at fair value on our Statement of Financial Condition. These assets are classified as Level 1 in the fair value hierarchy. Refer to the "Financial instruments, financial instrument liabilities, at fair value" section that follows for further information.

Collateralized agreements and financings

Securities purchased under agreements to resell and securities sold under agreements to repurchase

We purchase securities under short-term agreements to resell ("reverse repurchase agreements"). Additionally, we sell securities under short-term agreements to repurchase ("repurchase agreements"). Reverse repurchase agreements and repurchase agreements are accounted for as collateralized agreements and collateralized financings, respectively, and are carried at contractual amounts plus accrued interest. We receive collateral with a fair value that is typically equal to or in excess of the principal amount loaned under reverse repurchase agreements to mitigate credit exposure. To ensure that the market value of the underlying collateral remains sufficient, collateral values are evaluated on a daily basis, and collateral is

obtained from or returned to the counterparty when contractually required. Under repurchase agreements, we are required to post collateral in an amount that typically exceeds the carrying value of these agreements. In the event that the market value of the securities we pledge as collateral declines, we may have to post additional collateral or reduce borrowing amounts. Reverse repurchase agreements and repurchase agreements are included in "Collateralized agreements" and "Collateralized financings," respectively, on our Statement of Financial Condition. See Note 5 for additional information regarding collateralized agreements and financings.

Securities borrowed and securities loaned

We may act as an intermediary between broker-dealers and other financial institutions whereby we borrow securities from one counterparty and then either lend them to another counterparty or use them in our broker-dealer operations to cover short positions or finance other firm activities. Where permitted, we have also loaned, to broker-dealers and other financial institutions, securities owned by the firm or our clients or others we have received as collateral. Securities borrowed and securities loaned transactions are accounted for as collateralized agreements and collateralized financings, respectively, and are recorded at the amount of cash advanced or received. In securities borrowed transactions, we are required to deposit cash with the lender in an amount which is generally in excess of the market value of securities borrowed. With respect to securities loaned, we generally receive cash in an amount in excess of the market value of securities loaned. We evaluate the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned are included in "Collateralized agreements" and "Collateralized financings," respectively, on our Statement of Financial Condition. See Note 5 for additional information regarding collateralized agreements and financings.

Financial instruments, financial instrument liabilities, at fair value

"Financial instruments" and "Financial instrument liabilities" are recorded at fair value. Fair value is defined by GAAP as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date in the principal or most advantageous market for the asset or liability.

In determining the fair value of our financial instruments in accordance with GAAP, we use various valuation approaches, including market and/or income approaches. Fair value is a market-based measurement considered from the perspective of a market participant. As such, our fair value measurements reflect assumptions that we believe market participants would use in pricing the asset or liability at the measurement date. GAAP provides for the following three levels to be used to classify our fair value measurements.

> Level 1 - Financial instruments included in Level 1 are highly liquid instruments valued using unadjusted quoted prices in active markets for identical assets or liabilities.

> Level 2 - Financial instruments reported in Level 2 include those that have pricing inputs that are other than unadjusted quoted prices in active markets, but which are either directly or indirectly observable as of the reporting date (i.e., prices for similar instruments).

> Level 3 - Financial instruments reported in Level 3 have little, if any, market activity and are measured using one or more inputs that are significant to the fair value measurement and unobservable. These valuations require judgment and estimation. These instruments are generally valued using discounted cash flow techniques.

GAAP requires that we maximize the use of observable inputs and minimize the use of unobservable inputs when performing our fair value measurements. The availability of observable inputs can vary by instrument and, in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

Valuation techniques and inputs

The fair values of certain financial instruments are derived using pricing models and other valuation techniques that involve management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of our financial instruments. Financial instruments which are actively traded will generally have a higher degree of price transparency than financial instruments that are less frequently traded. In accordance with GAAP, the criteria used to determine whether the market for a financial instrument is active or inactive is based on the

particular asset or liability. For debt securities, our definition of actively traded is based on security type, considering liquidity and price transparency. For equity securities, our definition of actively traded is based on average daily trading volume. We have determined the market for other types of financial instruments to be uncertain or inactive as of September 30, 2024. As a result, the valuation of these financial instruments included management judgment in determining the relevance and reliability of market information available.

The level within the fair value hierarchy, specific valuation techniques, and other significant accounting policies pertaining to financial instruments at fair value on our Statement of Financial Condition are described as follows.

Trading assets and trading liabilities

Trading assets and trading liabilities include debt securities, equity securities, brokered certificates of deposit, and other financial instruments. Trading assets and trading liabilities are recorded at fair value.

When available, we use quoted prices in active markets to determine the fair value of our trading assets and trading liabilities. Such instruments are classified within Level 1 of the fair value hierarchy.

When trading instruments are traded in secondary markets and quoted market prices for identical instruments do not exist, we utilize valuation techniques, including matrix pricing, to estimate fair value. Matrix pricing generally utilizes spread-based models periodically re-calibrated to observable inputs such as market trades or to dealer price bids in similar securities in order to derive the fair value of the instruments. Valuation techniques may also rely on other observable inputs such as yield curves, interest rates and expected principal prepayments and default probabilities. We utilize prices from third-party pricing services to corroborate our estimates of fair value. Depending upon the type of security, the pricing service may provide a listed price, a matrix price or use other methods. Securities valued using these techniques are classified within Level 2 of the fair value hierarchy.

We offset our long and short positions for identical securities recorded at fair value as part of our trading assets (long positions) and trading liabilities (short positions).

Derivative assets and derivative liabilities

Our derivative assets and derivative liabilities are recorded at fair value and are included in "Derivative assets" and "Derivative liabilities" on our Statement of Financial Condition. To reduce credit exposure on certain of our derivative transactions, we may enter into a master netting arrangement that allows for net settlement of all derivative transactions with each counterparty. In addition, the credit support annex allows parties to the master netting agreement to mitigate their credit risk by requiring the party which is out of the money to post collateral. Generally, the collateral we accept is in the form of either cash or marketable securities. Where permitted, we elect to net-by-counterparty certain derivatives entered into under a legally enforceable master netting agreement and, therefore, the fair value of those derivatives are netted by counterparty on our Statement of Financial Condition. As we elect to net-by-counterparty the fair value of such derivatives, we also net-by-counterparty cash collateral exchanged as part of those derivative agreements. Collateral received in the form of marketable securities is not offset on the Statement of Financial Condition as part of such derivative agreements. We may also require certain counterparties to make a cash deposit at the inception of a derivative agreement, referred to as "initial margin." This initial margin is included in "Cash and cash equivalents" and "Other payables" on our Statement of Financial Condition.

We enter into to-be-announced ("TBA") security contracts in our fixed income business to facilitate client transactions or to actively manage risk exposures that arise from our client activity, including a portion of our trading inventory. Such TBAs are accounted for as derivatives. We use quoted prices in active markets to determine the fair value of the TBA securities, which are classified within Level 1 of the fair value hierarchy.

Other investments

Other investments consist primarily of securities pledged as collateral with clearing organizations and are recorded at fair value. Our securities pledged as collateral with clearing organizations, which primarily include U.S. Treasuries, are categorized within Level 1 of the fair value hierarchy.

Client-owned fractional shares

When dividend reinvestment programs or other corporate action events result in clients receiving a share quantity that is not a whole number, we transact in the fractional shares on a principal basis. We include these fractional shares in "Other assets" in

our Statement of Financial Condition and record an associated liability to the client in "Other payables" as we must fulfill our clients' future fractional share redemptions. We account for the fractional share assets and the liability to the client at fair value. The fair values of the fractional share assets and liabilities are determined based on quoted prices in active markets, and are classified within Level 1 of the fair value hierarchy.

Brokerage client receivables, net

Brokerage client receivables include amounts due on cash and margin transactions, which are generally collateralized by securities owned by the clients. Brokerage client receivables are reported at their outstanding principal balance, net of any allowance for credit losses. See the "Allowance for credit losses" section below for a discussion of our application of the practical expedient under the current expected credit losses ("CECL") guidance for financial assets secured by collateral.

Securities beneficially owned by clients, including those that collateralize margin or other similar transactions, are not reflected on our Statement of Financial Condition. See Note 5 for additional information regarding this collateral.

Receivables from brokers, dealers and clearing organizations, net

Receivables from brokers, dealers and clearing organizations primarily consist of cash deposits placed with clearing organizations, which includes cash deposited as initial margin, as well as receivables related to sales of securities which have traded but not yet settled including amounts receivable for securities failed to deliver. We evaluate "Receivables from brokers, dealers and clearing organizations, net" to estimate an allowance for credit losses. However, these receivables generally have minimal credit risk due to the low probability of clearing organization default and the short-term nature of receivables related to securities settlements and therefore, the allowance for credit losses on such receivables is not significant. Any allowance for credit losses for these receivables is estimated using assumptions based on historical experience, current facts and other factors. We update these estimates through periodic evaluations against actual trends experienced. See Note 6 for additional information regarding these receivables.

Other receivables, net

Other receivables primarily include accrued fees from product sponsors and receivables related to the Raymond James Bank Deposit Program client deposit settlements from various banking partners. Net receivables related to contracts with customers were $321 million as of September 30, 2024. We present "Other receivables, net" on our Statement of Financial Condition, net of any allowance for credit losses. Any allowance for credit losses for other receivables is estimated using assumptions based on historical experience, current facts and other factors. We update these estimates through periodic evaluations against actual trends experienced.

We include accrued interest receivables related to our financial assets in "Other receivables, net" on the Statement of Financial Condition. We reverse any uncollectible accrued interest when the related financial asset is moved to nonaccrual status. Given that we write off uncollectible amounts in a timely manner, we do not recognize an allowance for credit losses against accrued interest receivable.

Loans to financial advisors, net

We offer loans to financial advisors for recruiting and retention purposes. The decision to extend credit to a financial advisor is generally based on their ability to generate future revenues. Loans offered are generally repaid over a seven to ten year period and are contingent upon continued affiliation with us. These loans are not assignable by the financial advisor and may only be assigned by us to a successor in interest. In the event that the financial advisor is no longer affiliated with us, any unpaid balance of such loan becomes immediately due and payable to us and generally does not continue to accrue interest. Based upon the nature of these financing receivables, affiliation status (i.e., whether the advisor is actively affiliated with us or has terminated affiliation with us) is the primary credit risk factor within this portfolio. We present the outstanding balance of loans to financial advisors on our Statement of Financial Condition, net of the allowance for credit losses. Refer to the "Allowance for credit losses" section that follows for additional information related to our allowance for credit losses on our loans to financial advisors. See Note 7 for additional information on our loans to financial advisors.

Loans to financial advisors who are actively affiliated with us are considered past due once they are 30 days or more delinquent as to the payment of contractual interest or principal. Such loans are placed on nonaccrual status when we determine that full payment of contractual principal and interest is in doubt, or the loan is past due 180 days or more as to contractual interest or principal. When a loan is placed on nonaccrual status, the accrued and unpaid interest receivable is written-off. Loans are

returned to an accrual status when the loans have been brought contractually current with the original terms and have been maintained on a current basis for a reasonable period, generally six months.

When we determine that it is likely a loan will not be collected in full, the loan is evaluated for a potential write down of the carrying value. After consideration of the borrower's ability to restructure the loan, sources of repayment, and other factors affecting the borrower's ability to repay the debt, the portion of the loan deemed a confirmed loss, if any, is charged-off. A charge-off is taken against the allowance for credit losses for the difference between the amortized cost and the amount we estimate will ultimately be collected. Additional charge-offs are taken if there is an adverse change in the expected cash flows. Subsequent recoveries, if any, are credited to the allowance once received.

Allowance for credit losses

We evaluate loans to financial advisors and certain other financial assets to estimate an allowance for credit losses over the remaining life of the financial instrument. The remaining life of our financial assets is determined by considering contractual terms and expected prepayments, among other factors.

We use multiple methodologies in estimating an allowance for credit losses and our approaches may differ by type of financial asset and the risk characteristics within each financial asset type. Our estimates are based on ongoing evaluations of the portfolio, the related credit risk characteristics, and the overall economic and environmental conditions affecting the financial assets. For certain of our financial assets with collateral maintenance provisions (e.g., collateralized agreements and margin loans), we apply the practical expedient allowed under the CECL guidance in estimating an allowance for credit losses. We reasonably expect that borrowers (or counterparties, as applicable) will replenish the collateral as required. As a result, we estimate zero credit losses to the extent that the fair value of the collateral equals or exceeds the related carrying value of the financial asset. When the fair value of the collateral securing the financial asset is less than the carrying value, qualitative factors such as historical experience (adjusted for current risk characteristics and economic conditions) as well as reasonable and supportable forecasts are considered in estimating the allowance for credit losses on the unsecured portion of the financial asset.

The allowance for credit losses on loans to financial advisors is estimated using credit risk models that incorporate average annual loan-level loss rates and estimated prepayments based on historical data. The qualitative component of our estimate considers internal and external factors that are not incorporated into the quantitative estimate such as the reasonable and supportable forecast period. In estimating an allowance for credit losses on our individually-evaluated loans to financial advisors, we generally take into account the affiliation status of the financial advisor (i.e., whether the advisor is actively affiliated with us or has terminated affiliation with us), the borrower's ability to restructure the loan, sources of repayment, and other factors affecting the borrower's ability to repay the debt.

Credit losses are charged-off against the allowance when we believe the uncollectibility of the financial asset is confirmed. Subsequent recoveries, if any, are credited to the allowance once received.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and software amortization. Property and equipment primarily consists of software, buildings, certain leasehold improvements, and furniture. Software includes both purchased software and internally developed software that has been placed in service, including certain software projects where development is in progress. Buildings primarily consists of owned facilities. Leasehold improvements are generally costs associated with lessee-owned interior office space improvements. Equipment primarily consists of communications and technology hardware. Depreciation of assets (other than land, which is not depreciated) is primarily calculated using the straight-line method over the estimated useful lives of the assets, generally within ranges outlined in the following table.

Asset type	Estimated useful life
Buildings, building components and land improvements	15 to 40 years
Furniture, fixtures and equipment	3 to 10 years
Software	2 to 10 years
Leasehold improvements (lessee-owned)	Lesser of useful life or lease term

Costs for significant internally developed software projects are capitalized when the costs relate to development of new applications or modification of existing internal-use software that results in additional functionality.

Additions, improvements and expenditures that extend the useful life of an asset are capitalized. See Note 8 for additional information regarding our property and equipment.

Identifiable intangible assets, net

Certain identifiable intangible assets we acquire, such as those related to customer relationships are amortized over their estimated useful lives on a straight-line basis and are evaluated for potential impairment whenever events or changes in circumstances suggest that the carrying value of an asset or asset group may not be fully recoverable. See Note 9 for additional information regarding our identifiable intangible assets, net.

Goodwill

Goodwill represents the cost of acquired businesses in excess of the fair value of the related net assets acquired. Indefinite-lived intangible assets such as goodwill are not amortized, but rather evaluated for impairment at least annually, or between annual impairment evaluation dates whenever events or circumstances indicate potential impairment exists. Impairment exists when the carrying value of a reporting unit exceeds its respective fair value.

In the course of our evaluation of a potential impairment to goodwill, we may elect either a qualitative or a quantitative assessment. Our qualitative assessments consider macroeconomic indicators, such as trends in equity and fixed income markets, gross domestic product, labor markets, interest rates, and housing markets. We also consider regulatory changes, as well as company-specific factors such as market capitalization of the Parent, reporting unit specific results, and changes in key personnel and strategy. Changes in these indicators, and our ability to respond to such changes, may trigger the need for impairment testing at a point other than our annual assessment date. We assess these, and other, qualitative factors to determine whether the existence of events or circumstances indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If we determine it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then performing a quantitative impairment analysis is not required. However, if we conclude otherwise, we then perform a quantitative impairment analysis. Alternatively, if we elect not to perform a qualitative assessment, we perform a quantitative evaluation.

In the event of a quantitative assessment, we estimate the fair value of the reporting unit with which the goodwill is associated and compare it to the carrying value. We estimate the fair value of our reporting units using an income approach based on a discounted cash flow model that includes significant assumptions about future operating results and cash flows, and, if appropriate, a market approach. If the carrying value of a reporting unit is greater than the estimated fair value, an impairment charge is recognized for the excess.

We have elected January 1 as our annual goodwill impairment evaluation date, evaluating balances as of December 31. See Note 9 for additional information regarding the outcome of our goodwill impairment assessments.

Leases

We have operating leases for the premises we occupy in many of our locations, including our branch office operations. At inception, we determine if an arrangement to utilize a building or piece of equipment is a lease and, if so, the appropriate lease classification. Substantially all of our leases are operating leases. If the arrangement is determined to be a lease, we recognize a right-of-use ("ROU") lease asset and a corresponding lease liability on our Statement of Financial Condition. ROU lease assets represent our right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments arising from the lease. We elected the practical expedient, where leases with an initial or acquired term of 12 months or less are not recorded as a ROU lease asset or lease liability. Our lease terms include any noncancelable periods and may reflect periods covered by options to extend or terminate when it is reasonably certain that we will exercise those options.

We record our ROU lease assets at the amount of the lease liability plus any prepaid rent, amounts paid for lessor-owned leasehold improvements, and initial direct costs, less any lease incentives and accrued rent. We record lease liabilities at commencement date based on the present value of lease payments over the lease term, which is discounted using our commencement date incremental borrowing rate, or at the imputed rate within the lease, as appropriate. Our incremental borrowing rate considers the weighted-average yields on RJF's senior notes payable, adjusted for collateralization and tenor. For our real estate leases, we elected the practical expedient to account for the lease and non-lease components as a single lease. See Note 10 for additional information on our leases.

Contingent liabilities

We recognize liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Whether a loss is probable, and if so, the estimated range of possible loss, is based upon currently available information and is subject to significant judgment, a variety of assumptions, and uncertainties. When a loss is probable and a range of possible loss can be estimated, we accrue the most likely amount within that range; if the most likely amount of possible loss within that range is not determinable, the minimum amount in the range of loss is accrued. No liability is recognized for those matters which, in management's judgment, the determination of a reasonable estimate of loss is not possible, or for which a loss is not determined to be probable.

We record liabilities related to legal and regulatory proceedings in "Other payables" on our Statement of Financial Condition. The determination of these liability amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the amount of the loss experienced by the client; the basis and validity of the claim; the possibility of wrongdoing on the part of one of our employees or financial advisors; previous results in similar cases; and legal precedents and case law. Each legal proceeding or significant regulatory matter is reviewed in each accounting period and the liability balance is adjusted as deemed appropriate by management. Any change in the liability amount is recorded in our Statement of Financial Condition. The actual costs of resolving legal matters or regulatory proceedings may be substantially higher or lower than the recorded liability amounts for such matters. See Note 14 for additional information.

Share-based compensation

Certain employees participate in RJF's stock incentive plan, which provides for the issuance of restricted stock unit ("RSU") awards. RJF estimates the fair value of share-based awards on the date of grant and allocates the cost of providing these plans to us based on actual cost per employee. See Note 15 for further information on share-based compensation.

Deferred compensation plans

Certain employees participate in RJF's various deferred compensation plans that provide a return to the participant based upon the performance of various referenced investments. For certain of these plans, RJF invests directly, as a principal in such investments, related to their obligations to perform under the deferred compensation plans. For the Voluntary Deferred Compensation Plan ("VDCP"), Long-Term Incentive Plan ("LTIP"), and certain other plans, RJF purchases and holds life insurance on the lives of certain current and former participants to provide a source of funds available to satisfy their obligation under the plan. See Note 15 for additional information.

Income taxes

RJ&A is included in the consolidated income tax returns of RJF in the U.S. federal jurisdiction and various consolidated states. RJ&A also files separate income tax returns in various states and local jurisdictions. As a result of the inclusion in RJF consolidated filings, the majority of income taxes payable and receivable reported on the Statement of Financial Condition are payable to and/or receivable from RJF. Federal and state income taxes are computed, under a tax sharing agreement with RJF, based on the modified separate return method.

The objective of accounting for income taxes is to recognize the amount of taxes payable or refundable for the current year. We utilize the asset and liability method to provide for income taxes on all transactions recorded in our Statement of Financial Condition. This method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for book and tax purposes. Accordingly, a deferred tax asset or liability for each temporary difference is determined based on the tax rates that we expect to be in effect when the underlying items of income and expense are realized. Judgment is required in assessing the future tax consequences of events that have been recognized in our Statement of Financial Condition or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial position, or liquidity. See Note 13 for further information on our income taxes.

NOTE 3 – FAIR VALUE

Our "Financial instruments" and "Financial instrument liabilities" on our Statement of Financial Condition are recorded at fair value. For further information about such instruments and our significant accounting policies related to fair value, see Note 2. The following table presents assets and liabilities measured at fair value on a recurring basis. Netting adjustments represent the impact of counterparty and collateral netting on our derivative balances included on our Statement of Financial Condition. See Note 4 for additional information.

$ in millions	Level 1	Level 2	Level 3	Netting adjustments	Balance as of September 30, 2024
Assets at fair value on a recurring basis:					
Trading assets:					
Municipal obligations	$ —	$ 208	$ —	$ —	$ 208
Corporate obligations	3	39	—	—	42
Government and agency obligations	13	141	—	—	154
Agency mortgage-backed securities ("MBS"), collateralized mortgage obligations ("CMOs"), and asset-backed securities ("ABS")	—	203	—	—	203
Non-agency CMOs and ABS	—	95	—	—	95
Total debt securities	16	686	—	—	702
Equity securities	14	—	—	—	14
Brokered certificates of deposit	—	20	—	—	20
Other	—	—	3	—	3
Total trading assets	30	706	3	—	739
Derivative assets:					
Interest rate	3	—	—	(1)	2
Other	—	—	4	—	4
Total derivative assets	3	—	4	(1)	6
All other investments - government and agency obligations [1]	72	—	—	—	72
Other assets - client-owned fractional shares	133	—	—	—	133
Total assets at fair value on a recurring basis	$ 238	$ 706	$ 7	$ (1)	$ 950
Liabilities at fair value on a recurring basis:					
Trading liabilities:					
Corporate obligations	$ —	$ 19	$ —	$ —	$ 19
Government and agency obligations	230	—	—	—	230
Agency MBS and CMOs	—	26	—	—	26
Total debt securities	230	45	—	—	275
Equity securities	85	—	—	—	85
Total trading liabilities	315	45	—	—	360
Derivative liabilities - interest rate	3	—	—	(3)	—
Other payables - repurchase liabilities related to client-owned fractional shares	133	—	—	—	133
Total liabilities at fair value on a recurring basis	$ 451	$ 45	$ —	$ (3)	$ 493

(1) These assets are comprised of U.S. Treasuries purchased to meet certain deposit requirements with clearing organizations.

Level 3 recurring fair value measurements

The following table presents the changes in fair value for Level 3 assets and liabilities measured at fair value on a recurring basis.


Year ended September 30, 2024
Level 3 instruments at fair value


	Financial assets	
	Trading assets	**Derivative assets**
$ in millions	**Other**	**Other**
Fair value beginning of year	$ 4	$ —
Purchases and contributions	100	—
Sales and distributions	(101)	—
Other	—	4
Fair value end of year	$ 3	$ 4

As of September 30, 2024, 9% of our assets and 7% of our liabilities were measured at fair value on a recurring basis and Level 3 assets represented less than 1% of our assets measured at fair value on a recurring basis.

Financial instruments not recorded at fair value

Many, but not all, of the financial instruments we hold were recorded at fair value on the Statement of Financial Condition. The following financial instruments were not carried at fair value on our Statement of Financial Condition at September 30, 2024.

Short-term financial instruments: The carrying value of short-term financial instruments, such as cash and cash equivalents, including amounts segregated for regulatory purposes, and the majority of collateralized agreements and collateralized financings, are recorded at amounts that approximate the fair value of these instruments. These financial instruments generally expose us to limited credit risk and have no stated maturities or have short-term maturities and carry interest rates that approximate market rates. Under the fair value hierarchy, cash and cash equivalents, including amounts segregated for regulatory purposes, are classified as Level 1 and collateralized agreements and financings are classified as Level 2.

Receivables and other assets: Brokerage client receivables, receivables from brokers, dealers and clearing organizations, other receivables, and certain other assets are recorded at amounts that approximate fair value and are classified as Levels 2 and 3 under the fair value hierarchy.

Loans to financial advisors, net: These financial instruments are primarily comprised of loans to financial advisors, primarily offered for recruiting and retention purposes. Loans to financial advisors, net are recorded at amounts that approximate fair value and are classified as Level 2 under the fair value hierarchy. Refer to Note 2 for information regarding loans to financial advisors, net.

Payables: Brokerage client payables, payables to brokers, dealers and clearing organizations, and other payables are recorded at amounts that approximate fair value and are classified as Level 2 under the fair value hierarchy.

NOTE 4 – DERIVATIVE ASSETS AND DERIVATIVE LIABILITIES

Our derivative assets and derivative liabilities are recorded at fair value and are included in "Derivative assets" and "Derivative liabilities" on our Statement of Financial Condition. The significant accounting policies governing our derivatives, including our methodologies for determining fair value, are described in Note 2.

Derivative balances included on our Statement of Financial Condition

The following table presents the gross fair values and notional amounts of derivatives by product type, the amounts of counterparty and cash collateral netting on our Statement of Financial Condition, as well as collateral posted and received under credit support agreements that do not meet the criteria for netting under GAAP.

	September 30, 2024		
$ in millions	Derivative assets	Derivative liabilities	Notional amount
Derivatives not designated as hedging instruments			
Interest rate	$ 3	$ 3	$ 3,257
Other	4	—	79
Total gross fair value/notional amount	**7**	**3**	**3,336**
Offset on the Statement of Financial Condition			
Counterparty netting	—	—	
Cash collateral netting	(1)	(3)	
Total amounts offset	**(1)**	**(3)**	
Net amounts presented on the Statement of Financial Condition	**6**	**—**	
Gross amounts not offset on the Statement of Financial Condition	—	—	
Total	**$ 6**	**$ —**	

Risks associated with our derivatives and related risk mitigation

Credit risk

We are exposed to credit losses primarily in the event of nonperformance by the counterparties to interest rate derivatives. Where we are subject to credit exposure, we perform a credit evaluation of counterparties prior to entering into derivative transactions and we continue to monitor their credit standings on an ongoing basis. We may require initial margin or collateral from counterparties in the form of cash or marketable securities to support certain of these obligations as established by the credit threshold specified by the agreement and/or as a result of monitoring the credit standing of the counterparties.

Interest rate risk

We are exposed to interest rate risk related to certain of our interest rate derivatives. We monitor our risk exposure on our derivatives based on established counterparty limits.

NOTE 5 – COLLATERALIZED AGREEMENTS AND FINANCINGS

Collateralized agreements are comprised of reverse repurchase agreements and securities borrowed. Collateralized financings are comprised of repurchase agreements and securities loaned. We enter into these transactions in order to facilitate client activities, acquire securities to cover short positions and finance certain firm activities. The significant accounting policies governing our collateralized agreements and financings are described in Note 2.

Our reverse repurchase agreements, repurchase agreements, securities borrowing and securities lending transactions are governed by master agreements that are widely used by counterparties and that may allow for net settlements of payments in the normal course, as well as offsetting of all contracts with a given counterparty in the event of bankruptcy or default of one of the parties to the transaction. For Statement of Financial Condition purposes, we do not offset our reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned because the conditions for netting as specified by GAAP are not met. Although not offset on the Statement of Financial Condition, these transactions are included in the following table.

$ in millions	Collateralized agreements			Collateralized financings		
	Reverse repurchase agreements	Securities borrowed	Total	Repurchase agreements	Securities loaned	Total
September 30, 2024						
Gross amounts of recognized assets/liabilities	$ 383	$ 334	$ 717	$ 402	$ 536	$ 938
Gross amounts offset on the Statement of Financial Condition	—	—	—	—	—	—
Net amounts presented on the Statement of Financial Condition	383	334	717	402	536	938
Gross amounts not offset on the Statement of Financial Condition	(383)	(324)	(707)	(402)	(522)	(924)
Net amounts	$ —	$ 10	$ 10	$ —	$ 14	$ 14

The total amount of collateral received under reverse repurchase agreements and the total amount of collateral posted under repurchase agreements exceeds the carrying value of these agreements on our Statement of Financial Condition.

Repurchase agreements and securities loaned accounted for as secured borrowings

The following table presents our repurchase agreements and securities lending transactions accounted for as secured borrowings by type of collateral. Such secured borrowings have no stated maturity and are generally overnight and continuous.

$ in millions	September 30, 2024
Repurchase agreements:	
Government and agency obligations	$ 206
Agency MBS and agency CMOs	196
Total repurchase agreements	**402**
Securities loaned:	
Equity securities	536
Total collateralized financings	**$ 938**

Collateral received and pledged

We receive cash and securities as collateral, primarily in connection with reverse repurchase agreements, securities borrowing agreements, derivative transactions and client margin loans. The collateral we receive reduces our credit exposure to individual counterparties.

In many cases, we are permitted to deliver or repledge financial instruments we have received as collateral to satisfy our collateral requirements under our repurchase agreements, securities lending agreements or other secured borrowings, to satisfy deposit requirements with clearing organizations, or to otherwise meet either our or our clients' settlement requirements.

The following table presents financial instruments at fair value that we received as collateral, were not included on our Statement of Financial Condition, and that were available to be delivered or repledged, along with the balances of such instruments that were delivered or repledged, to satisfy one of our purposes previously described.

$ in millions	September 30, 2024
Collateral we received that was available to be delivered or repledged	$ 3,524
Collateral that we delivered or repledged	$ 1,615

Encumbered assets

We pledge certain of our assets to collateralize either repurchase agreements or other secured borrowings, maintain lines of credit, or to satisfy our collateral or settlement requirements with counterparties or clearing organizations who may or may not have the right to deliver or repledge such instruments. The following table presents information about our assets that have been pledged for one of the purposes previously described.

$ in millions	September 30, 2024
Had the right to deliver or repledge	$ 563
Did not have the right to deliver or repledge	$ 65

NOTE 6 – RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

$ in millions	September 30, 2024	
	Receivables from brokers, dealers and clearing organizations, net	Payables to brokers, dealers and clearing organizations
Deposits with clearing organizations	$ 207	$ —
Securities failed to deliver/receive	131	93
Open transactions, net	—	48
Dividends and interest	17	18
Total	**$ 355**	**$ 159**

Securities failed to deliver represent receivables for securities sold that we have not delivered, the settlement date has passed, and the cash owed to us has not been received. Securities failed to receive represent payables for securities purchased that we have not yet received, or paid for, and the settlement date has passed. Open transactions are amounts receivable and payable for securities that have not reached the contractual settlement dates and are recorded net on the Statement of Financial Condition.

Deposits with clearing organizations consist of cash and cash equivalents held by other clearing organizations or exchanges. Securities on deposit with clearing organizations are accounted for at fair value and are included in "Other investments" on our Statement of Financial Condition. See Note 3 for additional information on these securities.

RAYMOND JAMES & ASSOCIATES, INC.
Notes to Statement of Financial Condition

NOTE 7 – LOANS TO FINANCIAL ADVISORS, NET

Loans to financial advisors are primarily comprised of loans originated as a part of our recruiting and retention activities. See Note 2 for a discussion of our accounting policies related to loans to financial advisors and the related allowance for credit losses. The following table presents the balances for our loans to financial advisors and the related accrued interest receivable.

$ in millions		September 30, 2024
Affiliated with the firm as of year-end [1]	$	1,041
No longer affiliated with the firm as of year-end [2]		11
Total loans to financial advisors		**1,052**
Allowance for credit losses		(34)
Loans to financial advisors, net	$	**1,018**
Accrued interest receivable on loans to financial advisors (included in "Other receivables, net")	$	7
Allowance for credit losses as a percent of total loans to financial advisors		3.23 %

(1) These loans were predominantly current.
(2) These loans were on nonaccrual status and predominantly past due for a period of less than 180 days.

NOTE 8 – PROPERTY AND EQUIPMENT, NET

The following table presents the components of our property and equipment, net.

	September 30, 2024		
$ in millions	Gross carrying value	Accumulated depreciation/ software amortization	Property and equipment, net
Land	$ 10	$ —	$ 10
Software, including development in progress	732	(499)	233
Buildings, building components, leasehold and land improvements	312	(208)	104
Furniture, fixtures and equipment	380	(300)	80
Total	**$ 1,434**	**$ (1,007)**	**$ 427**

NOTE 9 – GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS, NET

Our goodwill and identifiable intangible assets result from various acquisitions. See Note 2 for a discussion of our goodwill and intangible assets accounting policies. The following table presents our goodwill and net identifiable intangible asset balances.

$ in millions		September 30, 2024
Goodwill	$	312
Identifiable intangible assets, net		16
Total goodwill and identifiable intangible assets, net	$	**328**

Goodwill

There were no changes in the amount of goodwill during the year ended September 30, 2024.

Qualitative assessments

As described in Note 2, we perform goodwill impairment testing on an annual basis or when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. We performed our latest annual goodwill impairment testing as of our January 1, 2024 evaluation date, evaluating balances as of December 31, 2023. In that testing, we performed a qualitative impairment assessment for each of our reporting units that had goodwill. Based upon the outcome of our qualitative assessments, no impairment was identified. No events have occurred since our annual assessment date that would cause us to update this impairment testing.

Identifiable intangible assets, net

Our identifiable intangible asset balances, net of accumulated amortization, was $16 million as of September 30, 2024.

NOTE 10 – LEASES

The following table presents the balances related to our leases on our Statement of Financial Condition. See Note 2 for additional information related to our leases, including a discussion of our accounting policies.

$ in millions	September 30, 2024
ROU lease assets	$ 444
Lease liabilities	$ 392

The weighted-average remaining lease term and discount rate for our leases is presented in the following table.

	September 30, 2024
Weighted-average remaining lease term	5.6 years
Weighted-average discount rate	4.89 %

Lease liabilities

The maturities by fiscal year of our lease liabilities as of September 30, 2024 are presented in the following table.

Fiscal year ended September 30,	$ in millions
2025	103
2026	93
2027	69
2028	58
2029	50
Thereafter	83
Gross lease payments	456
Less: interest	(64)
Present value of lease liabilities	$ 392

Lease liabilities as of September 30, 2024 excluded $35 million of minimum lease payments related to lease arrangements that were legally binding but had not yet commenced. These leases are estimated to commence in fiscal year 2025 with terms of up to eight years.

NOTE 11 – RELATED PARTY TRANSACTIONS

Pursuant to formal clearing agreements, we clear trades for affiliated entities, including RJFS. We confirm securities trades, process securities movements, record transactions with clients in their accounts and collect securities commissions on behalf of such affiliates.

RAYMOND JAMES & ASSOCIATES, INC.
Notes to Statement of Financial Condition

Receivables from affiliates of $38 million are included in "Other receivables, net" on our Statement of Financial Condition at September 30, 2024. At September 30, 2024, RJ&A had purchased $33 million of receivables related to trailing commissions from mutual funds and annuity products from RJFS, which are recorded in "Other receivables, net" on the Statement of Financial Condition.

Of the total $1.44 billion "Loans and payables to affiliates, net" on our Statement of Financial Condition at September 30, 2024, $1.43 billion related to an intercompany loan to our Parent, which we have invested in cash and cash equivalents on its behalf or otherwise deployed in our normal business activities. The remaining balance includes amounts payable for related party transactions conducted in the normal course of business.

The related party transactions that give rise to these receivables and payables are settled monthly with cash transfers with the exception of intercompany loans.

NOTE 12 – OTHER BORROWINGS

Secured and unsecured financing arrangements

RJF and RJ&A are parties to a revolving credit facility agreement (the "Credit Facility"), a committed unsecured line of credit under which either RJ&A or RJF have the ability to borrow. The Credit Facility has a term through April 2028 and provides for maximum borrowings of up to $750 million. The interest rates on borrowings under the Credit Facility are variable and based on the Secured Overnight Financing Rate ("SOFR"), as adjusted for RJF's credit rating. There were no borrowings outstanding on the Credit Facility as of September 30, 2024. There is a facility fee associated with the Credit Facility, which also varies with RJF's credit rating (the "Variable Rate Facility Fee"). Based upon RJF's credit rating as of September 30, 2024, the Variable Rate Facility Fee, which is applied to the committed amount, was 0.125% per annum.

In addition to the Credit Facility, we maintain various secured and unsecured lines of credit, which are generally utilized to finance certain fixed income trading instruments or for cash management purposes. Borrowings during the year were generally day to day and there were no borrowings outstanding on these arrangements as of September 30, 2024. The interest rates for these arrangements are variable and are based on a daily bank quoted rate, which may reference SOFR, the federal funds rate, a lender's prime rate, or another commercially available rate, as applicable.

We also have other collateralized financings included in "Collateralized financings" on our Statement of Financial Condition. See Note 5 for information regarding our other collateralized financing arrangements.

NOTE 13 – INCOME TAXES

For a discussion of our income tax accounting policies and other income tax-related information see Note 2.

Income taxes

The cumulative effects of temporary differences that give rise to significant portions of the deferred tax asset/(liability) items are detailed in the following table.

$ in millions	September 30, 2024
Deferred tax assets:	
Deferred compensation	$ 189
Lease liabilities	101
Accrued expenses	27
Allowance for credit losses	11
Other	2
Total deferred tax assets	**330**
Deferred tax liabilities:	
ROU lease assets	(114)
Goodwill and identifiable intangible assets	(55)
Property and equipment	(7)
Total deferred tax liabilities	**(176)**
Deferred income taxes, net	**$ 154**

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the Statement of Financial Condition. Deferred income tax assets are subject to a valuation allowance if, in management's opinion, it is more likely than not that these benefits will not be realized. As of September 30, 2024, total deferred tax assets, aggregated to $330 million and solely related to federal and state jurisdictions. We continue to believe that the realization of our deferred tax assets is more likely than not based on expectations of future taxable income, and the ability to net future losses against the company's future taxable income or the future taxable income of the affiliated group in accordance with the tax sharing agreement. As a result, our deferred tax asset required no valuation allowance at September 30, 2024.

At September 30, 2024, the current taxes payable was $68 million as included in "Other payables" in our Statement of Financial Condition, of which $17 million related to uncertain tax positions, $38 million was payable to RJF for anticipated taxes due in federal jurisdictions, and $13 million was payable to RJF for anticipated taxes due in state jurisdictions. The current state receivable was $4 million for cash refunds expected from various states.

The following table presents the aggregate changes in the balances for uncertain tax positions.

$ in millions	Year ended September 30, 2024
Uncertain tax positions beginning of year	$ 11
Increases for tax positions related to the current year	3
Increases for tax positions related to the prior years	3
Decreases for tax positions related to prior years	(1)
Decreases due to lapsed statute of limitations	(2)
Uncertain tax positions end of year	**$ 14**

The total amount of uncertain tax positions that, if recognized, would impact the effective tax rate (the items included in the preceding table after considering the federal tax benefit associated with any state tax provisions) was $12 million at September 30, 2024. We anticipate that the uncertain tax position balance will decrease by approximately $5 million over the next 12 months due to expiration of statutes of limitations of federal and state returns.

With few exceptions, RJ&A is generally no longer subject to U.S. federal tax examinations prior to fiscal year 2021 and fiscal year 2020 for state and local jurisdictions. Certain state and local tax returns are currently under various stages of audit.

NOTE 14 – COMMITMENTS, CONTINGENCIES AND GUARANTEES

Commitments and contingencies

Underwriting commitments

In the normal course of business, we enter into commitments for debt and equity underwritings. As of September 30, 2024, we had no open underwriting commitments.

Lending commitments and other credit-related financial instruments

We enter into margin lending arrangements which allow customers to borrow against the value of qualifying securities. Such loans are extended on a demand basis and are generally not committed facilities. Margin loans are collateralized by the securities held in the customer's account at RJ&A. Collateral levels and established credit terms are monitored daily and we require customers to deposit additional collateral or reduce balances as necessary.

We offer loans to prospective financial advisors for recruiting and retention purposes (see Notes 2 and 7 for additional information regarding our loans to financial advisors). These offers are contingent upon certain events occurring, including the individuals joining us or continuing their affiliation with us and meeting certain other conditions outlined in their offer. We had unfunded commitments of $18 million for loans to financial advisors who had met such conditions as of September 30, 2024.

Other commitments

For information regarding our lease commitments, including the maturities of our lease liabilities, see Note 10.

Guarantees

We are required by federal law to be a member of the Securities Investors Protection Corporation ("SIPC"). The SIPC fund provides protection up to $500 thousand per client for securities and cash held in client accounts, including a limitation of $250 thousand on claims for cash balances. Account protection applies when a SIPC member fails financially and is unable to meet its obligations to clients. This coverage does not protect against market fluctuations.

Legal and regulatory matters contingencies

In the normal course of our business, we have been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with our activities as a financial services institution.

We are subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations ("SROs"). Reviews can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censures to fines and, in serious cases, temporary or permanent suspension from conducting business, or limitations on certain business activities. In addition, regulatory agencies and SROs institute investigations from time to time into industry practices, among other things, which can also result in the imposition of such sanctions.

We may contest liability and/or the amount of damages, as appropriate, in each pending matter. The level of litigation and investigatory activity (both formal and informal) by government and self-regulatory agencies in the financial services industry continues to be significant. There can be no assurance that material losses will not be incurred from claims that have not yet been asserted or are not yet determined to be material.

For many legal and regulatory matters, we are unable to estimate a range of reasonably possible loss as we cannot predict if, how or when such proceedings or investigations will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be. A large number of factors may contribute to this inherent unpredictability: the proceeding is in its early stages; the damages sought are unspecified, unsupported or uncertain; it is unclear whether a case brought as a class action will be allowed to proceed on that basis; the other party is seeking relief other than or in addition to compensatory damages (including, in the case of regulatory and governmental proceedings, potential fines and penalties); the matters present significant legal uncertainties; we have not engaged in settlement discussions; discovery is not complete; there are significant facts in dispute;

and numerous parties are named as defendants (including where it is uncertain how liability might be shared among defendants). Subject to the foregoing, after consultation with counsel, we believe that the outcome of such litigation and regulatory proceedings will not have a material adverse effect on our financial condition.

There are certain matters for which we are unable to estimate the upper end of the range of reasonably possible loss. With respect to legal and regulatory matters for which management has been able to estimate a range of reasonably possible loss as of September 30, 2024, we estimated the upper end of the range of reasonably possible aggregate loss to be approximately $35 million in excess of the aggregate accruals for such matters. Refer to Note 2 for a discussion of our criteria for recognizing liabilities for contingencies.

NOTE 15 – SHARE-BASED AND OTHER COMPENSATION PLANS

We participate, along with other affiliated companies, in various qualified and non-qualified savings and stock incentive plans of RJF. RJF allocates the cost of providing these plans to RJ&A based on actual cost per employee.

The profit-sharing plan and employee stock ownership plan are qualified plans that provide certain death, disability or retirement benefits for all employees who meet certain service requirements. The plans are noncontributory and contributions by RJF, if any, are determined annually by RJF's Board of Directors, or a committee thereof, on a discretionary basis. Benefits become fully vested after five years of qualified service, age 65, or if a participant separates from service due to death or disability.

RJ&A participates in RJF's 401(k) plan, which is a qualified plan that may provide for a discretionary contribution or a matching contribution each year. Matching contributions are 75% of the first $1,000 and 25% of the next $1,000 of eligible compensation deferred by each participant annually.

The LTIP is a non-qualified deferred compensation plan that provides benefits to certain employees who meet certain compensation and production requirements.

Contributions to the qualified plans and the LTIP are approved annually by RJF's Board of Directors or a committee thereof.

RJF's VDCP is a non-qualified deferred compensation plan for certain employees, in which eligible participants may elect to defer a percentage or specific dollar amount of their compensation.

Share-based compensation plans

Under RJF's stock incentive plan, certain RJ&A employees may be granted RSUs.

Employee stock purchase plan

The employee stock purchase plan allows employees to periodically purchase RJF's common stock at a 15% discount. Share purchases in any calendar year are limited to the lesser of 1,000 shares or shares with a fair market value of $25,000. The purchase price of the stock is 85% of the average high and low market share price on the day prior to the purchase date.

NOTE 16 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, we are subject to the requirements of the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934. As a member firm of FINRA and as an introducing broker registered with the NFA, we are subject to FINRA's and the CFTC's capital requirements, respectively, both of which are substantially the same as Rule 15c3-1. Rule 15c3-1 provides for an "alternative net capital requirement," which we have elected. Regulations require that minimum net capital, as defined, be equal to the greater of $1.5 million or 2% of aggregate debit items arising from client balances. FINRA may impose certain restrictions, such as restricting withdrawals of equity capital, if a member firm were to fall below a certain threshold or fail to meet minimum net capital requirements. As of September 30, 2024, we had excess net capital available to remit dividends to RJF, some of which may be remitted without prior regulatory approval and the remainder may be remitted in conformity with all required regulatory rules or approvals. The following table presents our net capital position.

$ in millions		September 30, 2024
(Alternative Method elected)		
Net capital as a percent of aggregate debit items		33.6 %
Net capital	$	1,019
Less: required net capital		(61)
Excess net capital	**$**	**958**

NOTE 17 – SUBSEQUENT EVENTS

The firm has evaluated subsequent events from the balance sheet date through November 26, 2024, the date at which the Statement of Financial Condition was available to be issued.

LIFE WELL PLANNED.

RAYMOND JAMES®

INTERNATIONAL HEADQUARTERS: THE RAYMOND JAMES FINANCIAL CENTER
880 CARILLON PARKWAY // ST. PETERSBURG, FL 33716 // 800.248.8863
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